

April 13, 2012

Via Facsimile
Mr. Michael Chochon
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:** **Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 1-32878**

Dear Mr. Chochon:

We have read Penson Worldwide, Inc.'s ("the Company") supplemental response letter dated March 23, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

1. We note the Company's response to comment 2 from our letter dated February 10, 2011 and the related discussion by teleconference on April 4, 2012. We have reviewed the Company's basis for concluding that the undercollateralized, nonaccrual loans were not impaired at December 31, 2010, under the guidance in ASC 310-10. The Company's position was based, in part, on its probability assessment of the future enactment of enhanced gaming legislation in Texas. Based upon our review, we object to the Company's conclusion that a probability assessment of the future enactment of this legislation may be considered a current event in the Company's facts and circumstances when determining whether the loans were impaired under ASC 310-10-35-16. The

Mr. Michael Chochon
Penson Worldwide, Inc.
April 13, 2012
Page 2

current information and events at the financial statement date is the potential for legislative action to enact enhanced gaming, and we would object to the Company placing significant weight on this information in determining whether the loans were impaired. We did not identify any other factors to support the Company's loan impairment conclusion and would object to the conclusion that the loans were not impaired.

In light of this conclusion, please provide us with an analysis of the amount of impairment that should be recorded based on the guidance in paragraphs 35-20 through 35-32 of ASC 310-10 and the period(s) in which an impairment charge should be recognized. Since the Company considered each of the nonaccrual loans to be collateral-dependent, please note that the Company may measure impairment based on the fair value of the collateral in accordance with paragraphs 35-22 and 35-23 of ASC 310-10.

2. In your measurement of impairment for Retama related collateral, including the Call Now Inc. common stock, please note that we would expect that the application of paragraphs 35-26 and 35-27 of ASC 310-10 results in the potential future enactment of legislation being given significantly less weight than other factors, as the potential future enactment of legislation cannot be verified objectively in these facts and circumstances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief